December 14, 2010

United States Securities and Exchange Commission
Division of Corporation Finance
100 F St. N.E.
Washington, D.C.
20549

Attention:  H. Roger Schwall, Assistant Director

Dear Mr. Schwall:

Re:	Nexen Inc.'s Form 10-K for Fiscal Year Ended December 31, 2009 filed February 25, 2010 File No. 1-6702

Thank you for your letter dated December 3, 2010.  We confirm we will include in future filings the information in our response to comments 1 and 2 in your letter of September 2, 2010.

We also confirm we will amend our 2009 Form 10-K with modified Reports of Third Party to address your concerns, as discussed in our letter of September 29, 2010.

Yours very truly,

Nexen Inc.

/s/ Kevin J. Reinhart

Kevin J. Reinhart
Executive Vice-President
And Chief Financial Officer